FREDERICK COUNTY

BANCORP, INC.

September 3, 2010

Kevin W. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Frederick County Bancorp, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 Filed February 24, 2010 File No. 000-50407

Dear Mr. Vaughn:

This letter is to memorialize the conversation I had with Brittany Ebbert on Wednesday, September 1, 2010 approving my request to submit our required response to your comment letter dated August 25, 2010 by Friday, September 24, 2010.

Thank you for your consideration in this matter.

Sincerely,

/s/William R. Talley, Jr.
William R. Talley, Jr.
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer

P.O. Box 1100 • Frederick, MD 21702-0100 • Phone 301 620-1400 • Fax 301 620-8507 • www.frederickcountybank.com